EXHIBIT 15

FINANCIAL STATEMENT SCHEDULES

MILLIONS OF DOLLARS

FIVE-YEAR SUMMARY OF FINANCIAL AND OPERATING DATA (unaudited)

	2004	2003	2002	2001	2000
Results of Continuing Operations:					
Revenues	$ **239.1**	$ 262.5	$ 252.1	$ 303.2	$ 294.3
Income	**61.1**	57.9	39.1	45.4	47.2
Dividends paid	**-**	50.0	-	26.0	22.7
Percentage of income from continuing operations to average shareholder's equity	**15.8**%	16.4%	11.4%	15.2%	17.1%
Financial Data:					
Finance receivables, net	$ **1,269.1**	$ 854.3	$ 1,285.0	$ 1,079.5	$ 1,666.1
Total assets	**1,908.3**	1,952.3	2,092.4	2,096.1	2,501.2
Total debt	**1,325.2**	1,461.9	1,562.5	1,652.6	1,874.0
Shareowner's equity	**423.6**	352.4	355.0	312.9	284.1
Debt to equity ratio	**3.1:1**	4.1:1	4.4:1	5.3:1	6.6:1
Number of employees at October 31	**303**	273	303	311	291
Results of Discontinued Operations:					
Revenues	$ **-**	$ -	$ -	$ 61.6	$ 55.9
Income (loss)	**-**	-	-	6.4	0.5
Number of employees at October 31	**-**	-	-	78	94

FINANCIAL STATEMENT SCHEDULES

MILLIONS OF DOLLARS
(unaudited)

Gross Finance Receivables and Leases Originated	2004	2003	2002	2001	2000
Wholesale notes	$ 4,312.4	$ 3,168.7	$ 2,955.3	$ 2,803.7	$ 4,119.3
Retail notes and leases:					
New	1,343.7	1004.5	946.9	963.1	1,561.4
Used	264.8	307.4	279.6	228.3	268.6
Total	1,608.5	1,311.9	1,226.5	1,191.4	1,830.0
Total	$ 5,920.9	$ 4,480.6	$ 4,181.8	$ 3,995.1	$ 5,949.3

Serviced Retail Notes and Leases with Installments Past Due Over 60 Days	2004	2003	2002	2001	2000
Original amount of notes and leases	$ 28.3	$ 28.6	$ 35.1	$ 72.3	$ 91.7
Balance of notes and leases	9.7	10.7	17.4	37.9	46.3
Balance as a percentage of total outstanding notes and leases	0.30%	0.36%	0.57%	1.12%	1.26%

Serviced Retail Note and Leases Repossessions	2004	2003	2002	2001	2000
Retail note and lease repossessions acquired as a percentage of average serviced retail note and lease balances	1.42%	2.85%	2.88%	4.47%	2.80%
Acquisitions of repossessions	$ 41.7	$ 82.4	$ 88.3	$ 154.5	$ 95.8
Repossessions, end of period	14.3	21.1	26.0	77.7	42.4

MILLIONS OF DOLLARS
(unaudited)

Credit Loss Experience on Serviced Receivables	**2004**		2003		2002		2001		2000
NFC									
Net losses (recoveries):									
Retail notes and leases	$	**10.5**	$	14.2	$	19.8	$	23.4	$	12.2
Wholesale notes		**0.8**		1.6		(0.1)		0.6		-
Accounts		**1.1**		-		0.8		-		(0.1)
Total	$	**12.4**	$	15.8	$	20.5	$	24.0	$	12.1
International									
Net losses (recoveries):									
Retail notes and leases	$	**10.4**	$	24.1	$	38.2	$	37.3	$	22.5
Total	$	**22.8**	$	39.9	$	58.7	$	61.3	$	34.6
NFC									
Percent net losses (recoveries)									
to liquidations:									
Retail notes and leases		**0.77**%		1.03%		1.34%		1.52%		0.82%
Wholesale notes		**0.02**%		0.05		-		0.02		-
Total		**0.22**%		0.35%		0.45%		0.52%		0.21%
International									
Percent net losses (recoveries)									
to liquidations:									
Retail notes and leases		**0.77**%		1.75%		2.66%		2.48%		1.53%
NFC									
Percent net losses (recoveries)									
to related average gross									
portfolio outstanding:									
Retail notes and leases		**0.35**%		0.50%		0.65%		0.68%		0.36%
Wholesale notes		**0.08**		0.19		(0.02)		0.06		-
Accounts		**0.24**		-		0.25		-		(0.02)
Total		**0.28**%		0.40%		0.49%		0.50%		0.30%
International									
Percent net losses (recoveries)									
to related average gross									
portfolio outstanding:									
Retail notes and leases		**0.35**%		0.84%		1.25%		1.08%		0.66%